EXHIBIT 99.1

Endeavour Silver Reports Financial Results for Third Quarter 2020, Conference Call at 10am PST (1pm EST) Today

VANCOUVER, British Columbia, Nov. 05, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) released today its financial results for the three month and nine month periods ended September 30, 2020. The Company operates three silver-gold mines in Mexico: the Guanaceví mine in Durango state, the Bolañitos mine in Guanajuato state and the El Compas mine in Zacatecas state.

Bradford Cooke, Endeavour CEO, commented, “Revenue, operating cash flow and net earnings were all sharply higher in Q3, 2020 compared to Q3, 2019. Cash cost and all-in sustaining cost (AISC) were significantly lower year-on-year. The improved operating performance and higher precious metal prices generated the Company’s return to profitability for the first time in 18 months. The Company’s cash and working capital positions increased substantially during the Third Quarter 2020.”

“Our consolidated operating costs continue to trend lower, generating significant operating cash flow and improving our net earnings performance. We held a significant portion of our production as inventory at quarter end due to the sharp sell-off of metal prices in September, which muted our revenue and earnings performance this quarter, but we expect to sell this inventory this quarter based on an anticipated rebound of metal prices.”

2020 Third Quarter Highlights (all dollar amounts in US$)

  Net Income: Income of $0.5 million ($0.00 per share), compared to loss of $6.8 million in Q3, 2019. Earnings would have been higher but for the increased metal inventory at quarter-end and the $1.6 million general and administrative expense related to the mark to market of deferred share units at the higher share price.

  Cash Flow: $10.3 million cash flow from operations before working capital changes, an increase of 397% and EBITDA(1) of $10.6 million, an increase of 936%, both compared to Q3, 2019.

  Revenue: $35.6 million revenue, up 29% compared to Q3, 2019 from the sale of 741,262 oz of silver and 8,997 oz gold at average realized prices of $25.08 per oz silver and $1,952 per oz gold.

  Balance Sheet: Cash position of $44.9 million, up 47% and working capital of $53.8 million, up 21%, both compared to Q2, 2020. Term liabilities consist solely of equipment loans of $10.7 million. Raised $2.1 million in ATM equity financing and $5.6 million from exercised stock options during the quarter, net of issuance costs.

  Metal Production: Produced 932,837 oz silver and 10,041 oz gold for a total of 1.8 million oz silver equivalent (AgEq) at an 80:1 silver:gold ratio.

  Metal Inventory: The Company increased metal holdings 81% to 462,674 silver oz and 53% to 2,995 gold oz. The cost allocated on the balance sheet to this metal is $6.0 million, while the fair market value at September 30, 2020 is $15.7 million.

  Operating Costs: Cash cost(1) decreased 68% to $3.69 per oz payable silver and all-in sustaining cost (AISC)(1) was down 19% to $17.48 per oz payable silver, both net of gold credits. Cash cost and AISC were substantially lower compared to Q3, 2019 year-on-year due to the improved operating performance at Guanacevi, and the higher realized gold price that increased the by-product credit. The AISC was elevated due to higher general and administration costs.

  Guanacevi Out-Performed: Silver and gold grades continued well above plan, however throughput was affected by significant rainfall in Q3, 2020. The improved grades and higher metal prices significantly increased royalty costs during the quarter. Additionally, management increased its processing of toll ores as higher prices increased mining activity from small local miners in the district.

  Bolanitos Continued to Improve: Throughput averaged 1,075 tpd while gold grades aligned with plan and silver grades remain lower than plan, and costs were in line with budget.

  El Compas Throughput Steady: Throughput remained steady with gold grades similar to plan, while silver grades remained lower than plan. Increased mine development and administrative costs (COVID protocols, training, security) significantly impacted financial performance.

(1) Mine operating cash flow, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Financial Results (Consolidated Statement of Operations Appended Below)

For the three-month period ended September 30, 2020, the Company generated net revenue totaling $35.6 million (Q2, 2019 - $27.6 million). During the period, the Company sold 741,262 silver oz sold and 8,997 oz gold at realized prices of $25.08 and $1,952 per oz respectively, compared to sales of 835,045 oz silver and 9,373 oz gold at realized prices of $17.52 and $1,489 per oz respectively in the same period of 2019. The Company increased its finished goods silver and gold inventories to 462,674 silver oz and 2,995 gold oz, respectively at September 30, 2020. The finished goods inventory is held on the balance sheet at $6.0 million, the cost to produce the metal, compared to the market value of $15.7 million.

Cost of sales for Q3, 2020 was $29.3 million, a 1% decrease over the cost of sales of $29.4 million for the same period of 2019. The 1% decrease in cost of sales was primarily related to improved productivity at the Guanacevi and Bolanitos operations and the deprecation of the Mexican Peso offset by significantly higher royalty costs and higher costs incurred at the El Compas operation.

After cost of sales of $29.3 million (Q3, 2019 - $29.4 million), mine operating earnings was $6.3 million (Q3, 2019 – loss of $1.7 million) from mining and milling operations in Mexico.

Exploration expenses were relatively flat in Q3, 2020 to $1.6 million from $1.7 million for the same period of 2019 as activities resumed planned levels following the suspension of activities in Q2, 2020 due to the pandemic. General and administrative expenses increased to $3.7 million in Q2, 2020 compared to $2.4 million for the same period of 2019, primarily due to mark-to-market fluctuations for director’s deferred share units. The quarter included $0.6 million of care and maintenance costs at the El Cubo mine shutdown in November 2019.

Excluding depreciation and depletion of $8.1 million (Q3, 2019 - $7.1 million), stock-based compensation of $0.1 million (Q3, 2019- $0.1 million) and the inventory write off of $0.6 million (Q3, 2019- $1.2 million) mine operating cash flow before taxes was $15.1 million in Q3, 2020 (Q3, 2019 – $6.6 million). Operating earnings was $0.4 million (Q3, 2019 – loss of $5.8 million) after exploration expenditures, general and administrative expense and care and maintenance costs.

Net earnings amounted to $0.5 million (break-even per share) compared to a net loss of $6.8 million (loss of $0.05 per share) in Q3, 2019.

Direct production costs per tonne in Q3, 2020 increased 4%, to $112.37 compared with Q3, 2019 due to a significant increase in royalty costs and purchased ore at the Guanaceví operation, higher costs incurred at the El Compas operation, offset by the lower costs at the Bolañitos.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) decreased 68% to $3.69 primarily due to higher gold grades and higher realized gold price that increased the by-product credit compared to the same period in 2019. The higher proportional gold production, and rising gold price, which increased 31% compared to the same period ended in 2019, were significant drivers in the lower cash cost net of by-product credits.

On a co-product cash costs basis, both silver and gold cost per ounce improved compared to the Q3, 2019. Silver co-product cash costs fell 5%, while gold co-product costs fell 13% to $13.32 per ounce and $1,037 per ounce respectively. The improvement was primarily driven by the higher grade ore.

All-in sustaining costs (also a non-IFRS measure) decreased 19% to $17.48 per oz in Q3, 2020 as a result of lower operating costs offset by higher corporate general and administrative costs, increased brownfield expenditures and increased capital expenditures to accelerate mine development to improve daily mine output. General and administrative costs increased due to mark to market deferred share units. Exploration expenditures increased compared to prior year at Guanacevi and Bolanitos to in-fill and extent recent discoveries. At El Compas, exploration expenditures increased to test regional targets to grow resources in the district to process at the El Compas plant.

The Condensed Consolidated Interim Financial Statements and Management’s Discussion & Analysis can be viewed on the Company’s website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are reported in US$.

Conference Call

A conference call to discuss these results will be held today, Thursday, November 5, 2020 at 10am PDT (1pm EDT). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +-604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 5378#. The replay will also be available on the Company’s website at www.edrsilver.com.

Video Update

Bradford Cooke, Chief Executive Officer, prepared a four minute video update on the Q3 Financial results released today. The video can be accessed here and will be archived on the company website, under the Investor Relations, Events Section.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forwardlooking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2020 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

Three Months Ended September 30			Q3 2020 Highlights	Nine Months Ended September 30
2020	2019	% Change		2020	2019	% Change
Production
942,274	948,547	(1%)	Silver ounces produced	2,396,478	3,079,224	(22%)
10,260	9,716	6%	Gold ounces produced	24,553	29,329	(16%)
932,837	938,572	(1%)	Payable silver ounces produced	2,373,246	3,028,383	(22%)
10,041	9,465	6%	Payable gold ounces produced	24,078	28,606	(16%)
1,763,074	1,725,827	2%	Silver equivalent ounces produced	4,360,718	5,425,544	(20%)
3.69	11.51	(68%)	Cash costs per silver ounce	4.95	12.61	(61%)
13.53	19.33	(30%)	Total production costs per ounce	13.74	20.82	(34%)
17.48	21.53	(19%)	All-in sustaining costs per ounce	17.16	20.58	(17%)
206,324	234,196	(12%)	Processed tonnes	519,771	718,355	(28%)
112.37	106.76	5%	Direct production costs per tonne	107.68	108.97	(1%)
13.32	14.09	(5%)	Silver co-product cash costs	11.91	13.87	(14%)
1,037	1,198	(13%)	Gold co-product cash costs	1,117	1,213	(8%)
Financial
35.6	27.6	29%	Revenue ($ millions)	77.7	84.0	(8%)
741,262	835,045	(11%)	Silver ounces sold	2,041,601	3,004,495	(32%)
8,997	9,373	(4%)	Gold ounces sold	21,669	28,348	(24%)
25.08	17.52	43%	Realized silver price per ounce	19.40	15.88	22%
1,952	1,489	31%	Realized gold price per ounce	1,820	1,389	31%
0.5	(6.8)	107%	Net earnings (loss) ($ millions)	(18.8)	(30.2)	38%
6.3	(1.7)	467%	Mine operating earnings (loss) ($ millions)	6.5	(13.6)	148%
15.1	6.6	129%	Mine operating cash flow ($ millions)	27.1	13.9	95%
10.3	2.1	397%	Operating cash flow before working capital changes	7.2	(1.0)	805%
10.6	1.0	936%	Earnings before ITDA ($ millions)	5.1	(6.3)	181%
53.8	49.4	9%	Working capital ($ millions)	53.8	49.4	9%
Shareholders
0.00	(0.05)	100%	Earnings (loss) per share – basic	(0.13)	(0.23)	43%
0.07	0.02	250%	Operating cash flow before working capital changes per share	0.05	(0.01)	600%
156,265,280	137,739,857	13%	Weighted average shares outstanding	148,673,768	133,788,084	11%

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations. The related definitions and reconciliations are contained in the Management Discussion and Analysis.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019

Operating activities
Net earnings (loss) for the period	$451	$(6,768)	$(18,764)	$(30,169)

Items not affecting cash:
Share-based compensation	793	763	2,386	2,613
Depreciation, depletion and amortization	8,296	7,194	18,777	21,735
Deferred income tax expense (recovery)	556	(567)	1,906	(1,740)
Unrealized foreign exchange loss (gain)	(779)	48	(265)	155
Finance costs	377	177	1,025	372
Write off of mineral properties	-	-	-	45
Write down of inventory to net realizable value	639	1,224	2,167	5,943
Loss on asset disposal	27	-	162	-
Unrealized loss (gain) on other investments	(76)	(3)	(190)	24
Net changes in non-cash working capital	5,288	(7,333)	5,110	(13,213)
Cash from (used in) operating activities	15,572	(5,265)	12,314	(14,235)

Investing activities
Proceeds on disposal of property, plant and equipment	50	-	150	-
Mineral property, plant and equipment expenditures	(8,561)	(5,497)	(18,945)	(15,160)
Intangible asset expenditures	-	-	-	(204)
Cash used in investing activities	(8,511)	(5,497)	(18,795)	(15,364)

Financing activities
Repayment of loans payable	(847)	(410)	(2,173)	(662)
Repayment of lease liabilities	(45)	(51)	(137)	(154)
Interest paid	(235)	(125)	(696)	(216)
Public equity offerings	2,179	10,255	26,367	19,446
Exercise of options	5,569	343	5,589	343
Share issuance costs	(96)	(298)	(1,133)	(586)
Cash from financing activities	6,525	9,714	27,817	18,171

Effect of exchange rate change on cash and cash equivalents	833	(72)	213	38

Increase (decrease) in cash and cash equivalents	13,586	(1,048)	21,336	(11,428)
Cash and cash equivalents, beginning of the period	30,498	23,106	23,368	33,376
Cash and cash equivalents, end of the period	$44,917	$21,986	$44,917	$21,986

Supplemental cash flow information (Note 14)

This statement should be read in conjunction with the condensed consolidated interim financial statements for the periods ended September 30, 2020 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019

Revenue	$35,586	$27,642	$77,714	$83,956

Cost of sales:
Direct costs	18,418	20,582	46,940	69,007
Royalties	2,029	446	3,720	1,099
Share-based payments	87	50	270	158
Depreciation, depletion and amortization	8,122	7,054	18,096	21,319
Write down of inventory to net realizable value	639	1,224	2,167	5,943
	29,295	29,356	71,193	97,526

Mine operating earnings (loss)	6,291	(1,714)	6,521	(13,570)

Expenses:
Exploration	1,670	1,724	5,717	7,264
General and administrative	3,695	2,341	8,837	7,392
Severance costs	-	-	-	1,100
Care and maintenance costs	533	-	4,789	-
	5,898	4,065	19,343	15,756

Operating earnings (loss)	393	(5,779)	(12,822)	(29,326)

Finance costs	359	177	1,025	372

Other income (expense):
Write off of IVA receivable	-	-	-	-
Foreign exchange	890	(946)	(3,287)	(703)
Investment and other	678	79	1,332	(114)
	1,568	(867)	(1,955)	(817)

Earnings (loss) before income taxes	1,602	(6,823)	(15,802)	(30,515)

Income tax expense (recovery):
Current income tax expense	595	512	1,056	1,394
Deferred income tax expense (recovery)	556	(567)	1,906	(1,740)
	1,151	(55)	2,962	(346)

Net and comprehensive income (loss) for the period	451	(6,768)	(18,764)	(30,169)

Basic and diluted earnings (loss) per share based on net earnings	$0.00	$(0.05)	$(0.13)	$(0.23)

Basic and diluted weighted average number of shares outstanding	156,265,280	137,739,857	148,673,768	133,788,084

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2020 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

	September 30,	December 31,
	2020	2019

ASSETS

Current assets
Cash and cash equivalents	$44,917	$23,368
Other investments	259	69
Account and other receivables	17,203	18,572
Income tax receivable	77	4,378
Inventories	17,571	13,589
Prepaid expenses	1,910	3,302
Total current assets	81,937	63,278

Non-current deposits	591	606
Deferred financing costs	146
Non-current IVA receivable	2,983	2,048
Deferred income tax asset	5,324	7,136
Intangible assets	614	975
Right-of-use leased assets	1,014	1,337
Mineral properties, plant and equipment	90,008	88,333
Total assets	$182,617	$163,713

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$23,048	$19,775
Income taxes payable	1,107	1,947
Loans payable	3,783	2,958
Lease liabilities	166	164
Total current liabilities	28,104	24,844

Loans payable	6,924	5,917
Lease liabilities	918	1,074
Provision for reclamation and rehabilitation	8,683	8,403
Deferred income tax liability	778	682
Total liabilities	45,407	40,920

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 157,412,308 shares (Dec 31, 2019 - 141,668,178 shares)	515,797	482,170
Contributed surplus	9,638	11,482
Retained earnings (deficit)	(388,225)	(370,859)
Total shareholders' equity	137,210	122,793
Total liabilities and shareholders' equity	$182,617	$163,713

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2020 and the related notes contained therein.